UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 21, 2024, Shenzhen Qianhai Jisen Information Technology Co., Ltd. (“Jisen”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) entered into a Technology Consulting Service Agreement (“Service Agreement”) with Beijing Puda Education Technology Co., Ltd. (“Puda”), pursuant to which Jisen will provide professional skill training classes and support to the employees of Puda, design and establish professional development plan and related trainings and consulting services, materials and equipment maintenance. The term of the Service Agreement is from November 1, 2024 to March 31, 2025 and the consulting service fee is RMB 2,600,000 (approximately $353,741) including taxes, of which RMB 1,000,000 (approximately $136,054) should be paid within 3 working days after the execution of the Service Agreement, another RMB 1,000,000 should be paid before December 31, 2024 and the remaining RMB 600,000 (approximately $81,633) should be paid before March 31, 2025.

On October 22, 2024, Shenzhen Qianhai Jisen Information Technology Co., Ltd. entered into a Technology Service Agreement (“Technology Service Agreement”) with Prepshine Holdings Co., Limited (“Prepshine”), pursuant to which Jisen will provide technology development and consulting services to Prepshine, including data system technology development services and services for optimizing information technology decision-making plan, risk control strategies and information comparison needs. The term of the Technology Service Agreement is from November 1, 2024 to March 31, 2025 and the consulting service fee is RMB 5,000,000 (approximately $680,272) including taxes, of which RMB 2,000,000 (approximately $272,108) should be paid within 5 working days after the execution of the Technology Service Agreement, RMB 1,000,000 (approximately $136,054) should be paid before December 31, 2024 and the remaining RMB 2,000,000 should be paid before March 31, 2025.

On October 23, 2024, Shenzhen Qianhai Jisen Information Technology Co., Ltd. entered into a Consulting Agreement for Enterprise Management and Commercial Information (“Consulting Agreement”) with Tianhao (China) Investment Co., Ltd. (the “Tianhao”), pursuant to which Jisen will provide enterprise management and commercial information consulting services to Tianhao, including but not limited to human resources, investment and financing, strategies and structure. Jisen will also provide consulting services for the commercial and industrial questions by Tianhao and provide its suggestions for business plans. The term of the Consulting Agreement is from October 23, 2024 to March 31, 2025 and the consulting service fee is RMB 150,000 (approximately $20,408) per month, which should be paid within the first 5 business days of each month.

On December 15, 2024, Shenzhen Qianhai Jisen Information Technology Co., Ltd. entered into Software Purchase Agreements for the Smart Office Resource Allocation and Management System with five subsidiaries of Lihua Family Education Technology (Beijing) Co., Ltd., namely, Yunnan Shanhang Education Technology Co., Ltd., Yunnan Xinde Education Consulting Co., Ltd., Yunnan Shubo Education Service Co., Ltd., Yunnan Songyan Education Service Co., Ltd. and Yunnan Shuoke Education Service Co., Ltd. (the “Purchasers”). Each of the Purchasers will purchase Smart Office Resource Allocation and Management System software from Jisen for RMB 200,000 each, which should be paid upon the effectiveness of the Software Purchase Agreements. Jisen will also provide one year maintenance services for free.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: January 6, 2025